October 10, 2006

VIA EDGAR

Linda VanDoorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sunstone Hotel Investors, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30,
2006
Commission File No. 001-32319

Dear Ms. VanDoorn:

This letter constitutes the response of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), to the comment letter of the Securities and Exchange Commission (the “Commission”) dated September 26, 2006. In our letter, we refer to the Staff of the Commission as the “Staff,” and to the Form 10-K for the fiscal year ended December 31, 2005 as the “2005 Form 10-K”. Comment numbering used for each response set forth below corresponds to the comment numbering used in the Staff’s letter.

2005 Form 10-K

Financial Statements and Notes

Note 11 – Series C Cumulative Convertible Redeemable Preferred Stock, page

F-24

Comment 1. Please tell us and disclose in future filings the conversion terms for this series of preferred stock. Explain to us how you considered the guidance in SFAS 133 including paragraph 61(1) and EITF 00-19 in determining the accounting for the conversion features in your Series C Cumulative Convertible Redeemable Preferred Stock.

Response: The Company’s Series C Cumulative Convertible Preferred Stock (the “Series C preferred stock”) is convertible into shares of the Company’s common stock on a one-for-one basis, subject to customary antidilution provisions, including for stock splits, stock dividends, non-cash distributions and above-market issuer self-tender or

903 Calle Amanecer, Suite 100 San Clemente, CA 92673

exchange offers. The 2005 Form 10-K currently has disclosure regarding the convertibility of the Series C preferred stock on a one-for-one basis. The Company will include in future filings the expanded description of the conversion terms of the Series C preferred stock set forth above.

Paragraph 11(a) of SFAS 133 allows for a scope exception for contracts issued by the Company that are both (1) indexed to its own stock and (2) classified in stockholders’ equity. As the Series C preferred stock is convertible into shares of the Company’s common stock, the criteria for (1) is met. In determining whether the Company meets the criteria of (2), the Company considered the guidance in EITF 00-19, specifically paragraphs 12 through 32, and paragraph 61(l) of SFAS 133. The Company determined that all eight of the conditions within paragraphs 12 through 32 of EITF 00-19 necessary for the Series C preferred stock to be classified as equity were met. Also, the governing document for the Series C preferred stock contains a provision that allows the holder to require the Company to redeem the Series C preferred stock in the event any of the following occurs: (1) a change of control (as defined) of the Company, (2) a REIT termination event (as defined), or (3) the Company ceases to be listed for trading on the New York Stock Exchange or the Nasdaq National Market. Because the occurrence of each of these three items can be considered to be outside of the Company’s control without regard to probability, accounting literature requires the Company to classify the preferred stock outside of permanent equity. As such, the Series C preferred stock is presented on the Company’s balance sheet in temporary equity, which is outside of stockholders’ equity and total liabilities. Additionally, the Company considered ASR 268 in determining balance sheet classification for the Series C preferred stock. DIG Issue C2 states that for purposes of evaluating the scope exception of paragraph 11(a) of SFAS 133, items classified in temporary equity are considered to be stockholders’ equity. Therefore, the Company qualifies for the scope exception of Paragraph 11(a) of SFAS 133. Accordingly, the conversion feature of the Series C preferred stock is not considered an embedded derivative that must be bifurcated from the instrument and separately valued and recorded.

Note 12—Shareholders’ Equity, page F-25

Common Stock, page F-26

Comment 2: Refer to the third paragraph We noted that the company granted 434,211 shares of restricted stock to the company’s executive officers on October 26, 2004, which will vest over a five year period beginning on the grant date. Please clarify if the shares vest ratably over the five year period and how the vesting is being accounted in the company’s financial statements and provide us your GAAP basis in supporting your accounting treatment.

Response: The Company granted 434,211 restricted stock units to the Company’s executive officers and certain employees. Of this amount, 315,789 restricted stock units were granted to the executive officers and 118,422 restricted stock units were granted to certain employees. The grants to the Company’s executive officers vest 0% on the first anniversary of the date of grant, 20% on the second anniversary and 26.67% on each of the third, fourth and fifth anniversary. The grants to the Company’s employees vest in equal 20% installments over five years. Under Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“FAS 123R”), the Company has the option to recognize compensation cost for an award with only service conditions that has a graded vesting schedule (a) on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards or (b) on a straight-line basis over the requisite service period for the entire award (that is, over the requisite service period of the last separately vesting portion of the award). However, the amount of compensation cost recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date. The Company has chosen to recognize compensation cost for an award on a straight-line basis over the requisite service period for the entire award, with the requisite service period being the vesting period.

In addition, the Company granted 105,263 restricted stock units to the Company’s executive officers on October 26, 2004 that vested immediately. The vesting of these restricted stock units resulted in the issuance by the Company of 67,947 shares of common stock, net of shares of common stock which were canceled for tax withholding. The Company recognized the entire expense related to this issuance in the period in which it occurred.

The Company will include a disclosure in future filings that it is the Company’s policy to recognize compensation expense for its stock grants on a straight-line basis over the vesting period for the entire award.

Exhibits 31.1 and 31.2

Comment 3: Reference is being made to your Form 10-K for the period ended December 31, 2005 and Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response: The Company confirms that (i) the officers who signed such certifications did so in a personal capacity and (ii) the Company will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Pursuant to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (949) 369-4221. We would appreciate it if you could direct your response to this submission to Jon Kline at the Company as you did with the comment letter responded to in this letter. Mr. Kline’s fax number is (949) 369-3179.

Very truly yours,

/s/ Andrew W. Gross
Andrew W. Gross
Senior Vice President and
General Counsel

AWG:pc

cc:	Jon Kline
Bill Wagner